SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 23, 2004

Date of Earliest Event Reported: July 19, 2004

VERDISYS, INC.
(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25025 I-45 North, Suite 525
The Woodlands, Texas 77380
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

Item 5. Other Events and Regulation FD Disclosure.

Verdisys, Inc. - Full text of July 19, 2004 press release follows:

VERDISYS PROVIDES OPERATIONAL UPDATE

Houston, TX – July 19, 2004 – Verdisys, Inc (OTC: VDYS.PK) has signed new drilling contracts with the Department of Energy in Wyoming, Enervest Operating in Louisiana, and Blue Ridge Natural Gas Partners in West Virginia. Verdisys has also signed satellite contracts with Exxon Mobil and General Electric for deployment in Africa as well as new satellite orders from existing customers: Dynegy and Texas A&M University.

"We are happy to have signed the new contracts in our lateral drilling and satellite business lines" said David Adams, President and Co-CEO of Verdisys, Inc. "We are also very pleased to report that a new deflection shoe design has been tested for field deployment. Our goal is to provide 100 percent reliability in our drilling process."

Recent drilling results have been mixed with some promising initial results for the Department of Energy (DOE) in Wyoming and some mechanical problems, apparently due to equipment design issues, in Oklahoma. Verdisys engineers have designed a new deflection shoe and flex-shaft, which they believe will greatly improve the reliability and efficiency of the lateral drilling process. Work continues on a three well project on the Teapot Dome field for the DOE in Wyoming. Two wells have been drilled to date. Live oil was reported on the first well and it is currently producing frac sand. Field work on the third well is scheduled in the near term.

In Oklahoma, equipment problems caused a short break in Maxim operations but they are expected to resume later this month. Work has been completed on the first well, where hydrocarbon shows were reported during field operations and after conventional completion methods, Maxim expects this well to be a commercial producer. Maxim plans to continue using the Verdisys radial drilling service in Oklahoma, Kansas and other states.

Operations on the second Maxim well in Oklahoma were suspended to test the results of initial activities. Preliminary analysis indicates that abnormal wear in the deflection shoe impeded the milling process. A new shoe design, which was recently tested for deployment into the field, has several design enhancements to overcome casing penetration issues.

The satellite commitments received in the second quarter included orders from Exxon Mobil, General Electric, and Dynegy corporations as well as Texas A&M University. These orders for hardware and bandwidth services are expected to generate revenues in excess of $500,000 over the three year life of the contracts.

ABOUT VERDISYS, INC.

Verdisys, Inc., a publicly-traded company based in Houston, provides proprietary oil services and solutions for energy production enhancement including patented lateral drilling technologies and secure satellite communications for customers in the U.S. and Canada. To learn more about Verdisys' lateral drilling technology please view a helpful presentation of the process at their website: www.verdisys.com/solutions/vlds.htm.

SAFE HARBOR STATEMENT

Any statements made in this news release other than those of historical fact, about an action, event or development, are forward looking statements under the Private Securities Litigation Act of 1995. The forward looking statements in this release involve known and unknown risks and uncertainties, which may cause Verdisys' actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include risk factors including but not limited to: reliability of drilling equipment, changes in reservoir or sub-surface conditions, the introduction of new services, commercial acceptance and viability of new services, fluctuations in customer demand and commitments, pricing and competition, reliance upon subcontractors, the ability of Verdisys' customers to pay for our services, together with such other risk factors as may be included in the Company's periodic filings on Form 10-KSB, 10-QSB, and other current reports.

CONTACTS:

Verdisys, Inc: John MacDonald at (281) 364-6999
                    jmacdonald@verdisys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


VERDISYS, INC.


Date: July 23, 2004   By: \s\   David M. Adams, co-CEO and COO
                                                                                                           David M. Adams,
                                                                                                           co-CEO and Chief Operating Officer

Date: July 23, 2004   By: \s\   John O'Keefe, co-CEO and CFO
                                                                                                           John O'Keefe
                                                                                                           co-CEO and Chief Financial Officer